

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-mail
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

> **Re:** **Wonder International Education & Investment Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response dated October 26, 2012**
> **File No. 333-163635**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. We note your response to comment 3 from our letter dated September 25, 2012 and reissue in part. Please revise your organizational chart to include the names of the shareholders and percentage ownership held for each of your seven schools.

Item 1. Description of Business, page 3

Business Information, page 4

2. We note your response to comment 4 from our letter dated September 25, 2012 and reissue in part. Please discuss whether there are any regulations specific to operating privately owned vocational schools.

Excellent Education Certifications, page 11

3. We note your response to comment 7 from our letter dated September 25, 2012. Please revise your disclosure to explain the significance of being chosen as a "recommended institution," particularly how the designation assists the company in recruiting and placing students into full time employment.

Marketing Advantage, page 22

4. We note your response to comment 11 from our letter dated September 25, 2012. Please revise your disclosure to discuss in greater detail the specific policies that "allow" private owned companies to startup and manage businesses that provide vocational education. We note that from your response that no financial incentives are provided. If the references to incentives are retained in your filing, please describe the incentives that are provided by the government to such companies.

5. We note your response to comment 12 from our letter dated September 25, 2012 that you have placed 100% of your students in jobs once they have been certified at one of your schools. We also note your response to comment 9 where you indicate that your employment centers have been successful in securing employment "for almost all of [your] graduating students…" Please clarify how these statements are consistent. Furthermore, please revise your disclosure to discuss what percentage of students receives immediate employment versus what percentage receives employment at a later date, for example, six months after being certified. Disclose any time periods that you assess and relevant employment rates.

PRC regulations relating to the establishment of offshore special purpose companies, page 29

6. We note your response to comment 16 from our letter dated September 25, 2012. Please revise your disclosure to specifically address the status of Messrs. Xie, Xiang and Wen's SAFE registrations.

<u>Item 7. Management's Discussion and Analysis…, page 33</u>

7. We note your response to comment 18 in our letter dated September 25, 2012. Please include your response as part of your disclosure.

<u>Item 13. Certain Relationships and Related Transactions, page 43</u>

8. We note your response to comment 19 from our letter dated September 25, 2012. For each transaction, as applicable, please revise your disclosure to include the information required by Item 404 of Regulation S-K.

<u>Consolidated Balance Sheets, page 47</u>

9. We note your response to comment 20 from our letter dated September 25, 2012. Tell us the owners and ownership percentages of Wonder University and common owners that Wonder University and you share. We note that in your response to comment 18 you disclose that you have a "cooperative relationship," please tell is in detail about this relationship. Considering you are related parties and the size of the investment to you, tell us how you considered whether or not you have significant influence over Wonder University. Provide a detailed analysis of ASC 323 in your response. Also provide us with a copy of the appraisal.

10. Please describe in more detail how you determined the fair value of the total equity of Wonder University. Also explain how the appraisal of the assets of the university supports the fair value of its equity. Please provide us with a copy of the appraisal and any other documentation used to estimate the fair value of the equity.

<u>Note 1 Organization of Business, page F-6</u>

11. Please tell us how the board of directors of Wonder International was appointed and the process for terminating, appointing, and compensating board members. Please tell us whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote.

12. We note from your response to comment 21 from our letter dated September 25, 2012 that Wonder WFOE has the authority to manage the operating companies. Please tell us how the decisions that most significantly affect the economies of the operating companies are made.

13. Please identify for us all of the officers of the WFOE and the operating companies and tell us how they can be removed or replaced.

14. Please tell us how the boards of directors of the operating companies are appointed and how they can be removed or replaced.

15. Please tell us whether there are any relationships (i.e. familial, business, mutual investments, or otherwise) within the board of directors of Wonder International and with the equity holders of the operating companies. We would like to understand whether certain shareholders may, in substance or contractually, control another shareholder's vote.

16. Please describe Xie Chungui's involvement in the purpose and design of the operating companies as they were formed, as well as how he can be removed as office and board member of Wonder International, the WFOE, and the operating companies.

17. Please tell us whether there are relationships that Xie Chungui has with vendors, employees, and/or the government or others that would significantly impact the operations of the operating companies if he were not involved. Please tell us whether there is a suitable replacement for him.

18. Please describe what would happen if the shareholders of the operating companies collectively or individually (i.e. Xie Chungui) disagree with the actions of the board of directors of Wonder International. In this regard, help us understand in substance what the shareholders of the operating companies would do that the board of Wonder International cannot prevent. Provide us with examples of how such disagreements were resolved in the past, if any.

19. Please tell us who the legal representative of the operating companies is and whether he or she has any unilateral rights over the significant activities of the operating companies.

20. We note that Consulting Service Agreement gives the WFOE a fee equal to all of the net income for each quarter generated by the operating companies. Tell us if the fee can be waived and if it has been waived in the past. If waivers have been issue in the past, tell us why you believe the contractual agreements give you, in substance, economic benefits.

21. Please describe to us any restrictions or impediments on the transfer of economies from the operating companies to the WFOE and from the operating companies or the WFOE to Wonder International.

22. Please disclose the summarize balance sheet information for the operating companies. Also include disclosures to describe your involvement with the operating companies and how this impacts your financial performance and cash flows. Refer to ASC 810-10-50-2AA.

3. Restatements, page 55

23. We note your response to comment 22 from our letter dated September 25, 2012.
In addition to your proposed disclosures you should also include the reason(s) why you
determined that the Disclosure Controls and Procedures and your Internal Control Over
Financial Reporting were declared ineffective. Further please disclose what remedial
efforts you will undertake to correct the deficiencies and the progress to date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry
French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments
on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-
Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniel Luciano, Esq.